August 14, 2024

Colin Ellis
Chief Financial Officer and Director
Fintech Scion Limited
M Floor & 1st Floor
No. 33, Jalan Maharajalela
50150, Kuala Lumpur, Malaysia

        Re: Fintech Scion Limited
            Form 10-K for Fiscal Year Ended December 31, 2023
            Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31,
2023
            File No. 000-55685
Dear Colin Ellis:

        We issued comments to you on the above captioned filings on June 11, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 28, 2024.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services